June 14, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // CMG Absolute Return Strategies Fund

Dear Mr. Grzeskiewicz:

On April 16, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the CMG Absolute Return Strategies Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 477 to its Registration Statement under the Securities Act of 1933 on Form N-1A to reflect various changes, including the Fund’s name (“CMG SR Tactical Bond Fund”).  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

1.

Please provide information to the Staff what the significance or meaning of “SR” is in the new Fund name.   Is it proprietary?  Also, please address whether using SR in the name could cause confusion for investors.

RESPONSE.  “SR” represents the systematic research the Adviser utilizes as part of its investment methodology and the Fund’s principal investment strategy.  The prospectus has been revised to clarify this point.  Registrant also notes the Adviser utilizes “SR” as part of its naming convention for other accounts and does not believe the Fund name is confusing.

2.   Please provide the Staff information regarding whether the change in investment objective and strategy will lead to a large disposition of portfolio securities.  If it will, and there will be capital gains / tax consequences for the shareholders, please consider adding this disclosure to the prospectus.

RESPONSE.  Registrant does not believe the shift in investment objective and strategy will lead to a taxable event for shareholders and that the impact of any disposition of Securities will be tax neutral because:  1) the high yield portion of the Fund under the prior strategy is currently in cash; 2) the prior currency-strategy is futures based and therefore already marked to market; and 3) the equity long/short strategy is tax efficient and because that portion of the Fund traded frequently, any current dispositions will have a neutral impact.

3.

Please confirm to the Staff that current investors were given at least 60 days notification of the change in investment objective.

RESPONSE.  Registrant confirms a sticker was filed on April 5, 2013 to provide notice to shareholders of the change in investment objective.

FUND SUMMARY: INVESTMENT OBJECTIVE

4.

The Fund’s investment objective includes a reference to “various fixed income cycles.”  Please explain within the Summary Prospectus what is meant by “fixed income cycles.”  You could consider including a parenthetical within the investment  objective, or including an explanation in the principal investment strategies.

RESPONSE:  Registrant considers the cyclical rise and decline of interest rates to be “fixed income cycles”.  The Registrant has revised the principal investment strategies sections to explain treatment of various fixed income cycles and how it relates to the Fund’s principal investment strategies.

FUND SUMMARY: FEE TABLE

5.

In the expense table, please confirm that the Fund estimates there will be no acquired fund fees and expenses, or include such estimate in the table.

RESPONSE:  Registrant has revised the fee table to include the AFFE from the Fund’s most recent operations in the Fee Table, these numbers are not estimates.

6.

Please revise footnote two, relating to acquired fund fees and expenses, if applicable.  It appears additional disclosure is needed.  Perhaps, “and based on estimated amounts…” at the end of the first sentence.

RESPONSE:  The footnote related to AFFE has been revised as referenced in the response to Comment 5.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

7.

Include an explanation where and how varying fixed income cycles impact the Fund’s Principal Investment Strategies.

RESPONSE:  Registrant has revised the principal investment strategies, as discussed above.

8.

Explain what factors/ methodology will be used as part of the principal investment strategy (e.g., is the adviser using a top-down methodology looking for undervalued securities?)  The Summary seems to describe what securities the Fund may invest in, but not how those investment decisions are made.

RESPONSE:  The Summary has been revised to include a summary of the adviser’s investment methodology, which was already included in the Item 9 disclosure.

9.

Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:  Registrant has reviewed the prospectus to confirm that its derivatives-related strategy and risk disclosures is accurate.  Registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

PERFORMANCE:

10.

Please clarify for the Staff whether the Fund’s benchmark index will change and whether the S&P 500 index will be removed as a benchmark.

RESPONSE:  The returns of the Barclays Index was previously added to the performance table.  The S&P 500 index will be removed as a benchmark after one year.

11.

Add disclosure to the performance section referencing the fact that Fund performance to date was under the Fund’s prior investment objective and strategies.

RESPONSE:  The disclosure has been revised to state that the Fund’s returns prior to June 2013 were achieved while pursuing a materially different investment objective and strategy.

12.

Please shorten the descriptions of the benchmark indices in the Summary section of the prospectus to one sentence.  A longer description can be included in the item nine disclosure.

RESPONSE: The descriptions have been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION:

13.

Please confirm that there is no disclosure in the SAI which would materially affect Fund performance or is material to an investor's investment decision which should be discussed in prospectus.  Please delete any boilerplate disclosure in the SAI which is not relevant to this Fund.

RESPONSE:  Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/a/ Cassandra W. Borchers

THOMPSON HINE LLP